UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Centennial Fund V, L.P.
   1428 15th Sreet
   Denver, CO  80202
2. Issuer Name and Ticker or Trading Symbol
   Cypress Communications, Inc.
   CYCO
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   August 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |8/02/0|P   | |65,000            |A  |$4.0938    |                   |D(1)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |8/22/0|P   | |30,000            |A  |$4.1917    |                   |D(1)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |8/23/0|P   | |184,400           |A  |$4.1521    |                   |D(1)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |8/23/0|P   | |25,000            |A  |$4.1406    |                   |D(1)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |8/24/0|P   | |10,000            |A  |$4.125     |                   |D(1)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |8/28/0|P   | |35,000            |A  |$4.1563    |                   |D(1)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |8/28/0|P   | |13,800            |A  |$4.4321    |8,391,625          |D(1)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
 (1) Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"), is the sole general partner of the Reporting Person, Centennial Fund V, L.P. ("Fund V"). By virtue of the relationship described above, Holdings V may be deemed to control Fund V and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by Fund V.
 This Form is also being filed on behalf of Holdings V as an indirect beneficial owner of securities of the
Issuer.
        Steven C. Halstedt, Jeffrey H. Schutz, Adam Goldman, and David C. Hull, Jr. are the sole general partners of Holdings V (the "Individual
Partners"). By virtue of the relationships described above and their roles with Fund V and Holdings V, each of the Individual Partners may be deemed to control Holdings V and Fund V and may be deemed to possess indirect beneficial ownership of the Issuer securities held by Fund V. However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Issuer securities directly beneficially held by Fund V, and as a result, each Individual Partner disclaims beneficial ownership of the Issuer securities directly beneficially owned by Fund V. Jeffrey H.
Schutz is a director of the
Issuer.
        Holdings V is also the sole general partner of Centennial Entrepreneurs Fund V, L.P. ("Entrepreneurs V"), and may be deemed to control
Entrepreneurs V and possess indirect beneficial ownership of 211,725 shares of Common Stock held by Entrepreneurs V.
        The Individual Partners are also members of Centennial Holdings I, LLC, which acquired 71,700 shares of Common Stock of the Issuer at $5.00 per share on August 14, 2000, and 28,300 shares of Common Stock of the Issuer at $4.9688 per share on August 14, 2000.
(2) This form is executed by Jeffrey H. Schutz, General Partner of Holdings V, the sole General Partner of Fund V.
SIGNATURE OF REPORTING PERSON
/s/ Jeffrey H. Schutz (2)
DATE
September 8, 2000